UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PLAYA HOTELS & RESORTS N.V.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

N70544114

(CUSIP Number of Class of Securities)

Bruce D. Wardinski

Chief Executive Officer

Playa Hotels & Resorts N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, the Netherlands

+31 20 521 49 62

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Michael E. McTiernan, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

Phone: (202) 637-5600

Facsimile: (202) 637-5910

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,585,000	$5,862.80

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Playa Hotels & Resorts N.V. (the “Company”) is offering holders of a total of 67,000,000 (representing 45,000,000 Public Warrants and 22,000,000 Private Warrants (each as defined below)) outstanding warrants as of May 22, 2017 issued by the Company the opportunity to exchange such warrants for ordinary shares, par value €0.10 per share, of the Company by tendering 0.1 Ordinary Shares in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the NASDAQ on May 19, 2017, which was $0.755.
(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory #1 for Fiscal Year 2017, and equals $115.90 for each $1,000,000 of the transaction value. This fee was previously paid in connection with the initial filing of the Schedule TO on May 22, 2017.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,932.25	Filing Party: Playa Hotels & Resorts N.V.
Form or Registration No.: Form S-4	Date Filed: May 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Playa Hotels & Resorts N.V., a Dutch public limited liability company (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 22, 2017 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to its warrant holders described in the Schedule TO to receive 0.1 Ordinary Shares, par value €0.10 per share, of the Company in exchange for every outstanding Warrant (as defined in the Schedule TO) of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated June 12, 2017 (the “Prospectus/Offer to Exchange”), and in the related Letter of Transmittal and Consent, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

This Amendment No. 3 is being filed to update Item 12 of the Schedule TO to include a press release issued by the Company on June 13, 2017, announcing that the SEC has declared the Company’s Registration Statement on Form S-4 relating to the Prospectus/Offer to Exchange effective.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged, and this Amendment No. 3 does not modify any of the other information previously reported on the Schedule TO or in the Prospectus/Offer to Exchange or the Letter of Transmittal and Consent. You should read Amendment No. 3 together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release, dated June 13, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on June 13, 2017)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLAYA HOTELS & RESORTS N.V.

By:	/s/ Bruce D. Wardinski
Bruce D. Wardinski Chief Executive Officer

Dated: June 13, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange dated June 12, 2017 (incorporated by reference to the Prospectus filed by the Company with the SEC pursuant to Rule 424(b)(3) on June 12, 2017)

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)(A)	Press Release, dated May 22, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on May 22, 2017)

(a)(5)(B)	Press Release, dated June 13, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on June 13, 2017)

(b)	Not applicable

(d)(i)	Articles of Association of Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the Registrant on May 8, 2017)

(d)(ii)	Board Rules for Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed by the Registrant on May 8, 2017)

(d)(iii)	Indenture, dated as of August 9, 2013, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Current Report on 8-K filed by the Registrant on March 14, 2017)

(d)(iv)	Supplemental Indenture, dated as of August 13, 2013, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(v)	Second Supplemental Indenture, dated as of February 26, 2014, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(vi)	Third Supplemental Indenture, dated as of May 11, 2015, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(vii)	Fourth Supplemental Indenture, dated as of October 4, 2016, by and among Playa Resorts Holding B.V., the Guarantors listed therein and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

Exhibit No.	Description

(d)(viii)	Fifth Supplemental Indenture, dated as of December 21, 2016, by and among Playa Resorts Holding B.V, the Guarantors listed therein and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(ix)	Sixth Supplemental Indenture, dated as of April 28, 2017, by and among Playa Resorts Holding B.V, the Guarantors listed therein and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.7 to Registration Statement on Form S-1 filed by the Registrant on May 1, 2017)

(d)(x)	Shareholder Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xi)	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xii)	Investor Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xiii)	PHC Investor Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xiv)	Form of Playa Investor Subscription Agreement, dated as of March 11, 2017, by and between the Company and each Playa Investor party thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xv)	Company Earnout Warrants Agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xvi)	Sponsor Earnout Warrants Agreement, dated as of March 10, 2017, by and between the Company and TPG Pace Sponsor, LLC (formerly, TPACE Sponsor Corp.) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

(d)(xvii)	Warrant Agreement, dated as of March 10, 2017, by and among the Company, Computershare, Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xviii)	Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and TPG Pace Sponsor, LLC (formerly, TPACE Sponsor Corp.) (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xix)	Form of Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and each of the former shareholders of Playa Hotels & Resorts B.V. (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xx)	2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)

Exhibit No.	Description

(d)(xxi)	Executive Employment Agreement, dated as of August 31, 2016, by and among Playa Resorts Management, LLC, Playa Hotel & Resorts, B.V. and Bruce D. Wardinski (incorporated by reference to Exhibit 10.23 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxii)	Executive Employment Agreement, dated as of September 21, 2016, by and between Playa Resorts Management, LLC and Larry K. Harvey (incorporated by reference to Exhibit 10.24 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxiii)	Executive Employment Agreement, dated as of September 15, 2016, by and between Playa Management USA, LLC and Kevin Froemming (incorporated by reference to Exhibit 10.25 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxiv)	Executive Employment Agreement, dated as of September 15, 2016, by and between Playa Management USA, LLC and Alexander Stadlin (incorporated by reference to Exhibit 10.26 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxv)	Form of Restricted Shares Agreement (incorporated by reference to Exhibit 10.27 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

(d)(xxvi)	Separation Agreement, dated as of May 18, 2017, by and between Playa Resorts Management, LLC and Larry K. Harvey (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(d)(xxviii)	Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, HI Holdings Playa B.V., Cabana Investors B.V., Playa Four Pack, L.L.C. and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)

(g)	Not applicable

(h)	Opinion of Hogan Lovells US LLP regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017)